

June 4, 2021

Steven Siegel
Executive Vice President, General Counsel and Secretary
Brixmor Property Group Inc.
450 Lexington Avenue
New York, NY 10017

      Re: Brixmor Property Group Inc.
          Registration Statement on Form S-3
          Filed May 28, 2021
          File No. 333-256637

Dear Mr. Siegel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-3625 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Michael E. McTiernan